# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KalVista Pharmaceuticals Inc, CIK 0001348911
CUSIP: 483497103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 200 Crossing Boulevard, Framingham, Massachusetts (MA), 01702
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001816307

## Reporting persons
- SilverArc Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,876,407; sole dispositive power 0; shared dispositive power 2,876,407; aggregate amount beneficially owned 2,876,407 (5.6% of the class)
- Devesh Gandhi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,876,407; sole dispositive power 0; shared dispositive power 2,876,407; aggregate amount beneficially owned 2,876,407 (5.6% of the class)

## Item 1. Issuer
Name of issuer: KalVista Pharmaceuticals Inc
Address of issuer's principal executive offices: 200 Crossing Boulevard Framingham, MA 01702

## Item 2. Person Filing
Name of person filing: SilverArc Capital Management, LLC ("SilverArc") and Devesh Gandhi ("Gandhi" and together with SilverArc, the "Reporting Persons")
Address of principal business office or, if none, residence:
20 Park Plaza, Suite 620
Boston, MA 02116
Citizenship: SilverArc is a Delaware limited liability company. Gandhi is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2876407
Percent of class: 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2876407
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2876407

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As of the date of this Report, SilverArc Capital Management, LLC ("SilverArc"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 2,876,407 shares, or 5.62% of the Common Stock believed to be outstanding, as a result of acting as investment adviser to various clients. Gandhi is the Sole Member of SilverArc and as such is deemed to be the beneficial owner of 2,876,407 shares, or 5.62% of the Common Stock believed to be outstanding. SilverArc Capital Alpha Fund I, L.P., a Delaware limited partnership for which SilverArc acts as an investment adviser, may be deemed to beneficially own 64,386 of these 2,876,407 shares, which equates to 0.13% of the Common Stock believed to be outstanding. SilverArc Capital Alpha Fund II, L.P., a Delaware limited partnership for which SilverArc acts as an investment adviser, may be deemed to beneficially own 1,622,392 of these 2,876,407 shares, which equates to 3.17% of the Common Stock believed to be outstanding. Squarepoint Diversified Partners Fund Limited, a Cayman Island exempted company for which SilverArc acts as investment adviser, may be deemed to beneficially own 605,017 of these 2,876,407 shares, which equates to 1.18% of the Common Stock believed to be outstanding. Atom Master Fund L.P., a Cayman Islands exempted limited partnership for which SilverArc acts as investment adviser, may be deemed to beneficially own 357,660 of these 2,876,407 shares, which equates to 0.70% of the Common Stock believed to be outstanding. Map 243 Segregated Portfolio, a Cayman Islands segregated portfolio company for which SilverArc acts as investment adviser, may be deemed to beneficially own 226,952 shares of these 2,876,407 shares, which equates to 0.44% of the Common Stock believed to be outstanding.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SilverArc Capital Management, LLC: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (05/13/2026)
- Devesh Gandhi: Devesh S. Gandhi, Sole Member of SilverArc Capital Management, LLC (05/13/2026)